Mailstop 4561

August 24, 2007

Mr. Robert B. Ashton
President and Chief Executive Officer
Gensym Corporation
52 Second Avenue
Burlington, MA 01803-4411

> **Re: Gensym Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed June 6, 2007**
> **File No. 000-27696**

Dear Mr. Ashton:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief